The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

December 20, 2010

Ryan Houseal
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Phone Number: (202) 551-3105
Facsimile Number: (202) 772-9210

Re:	Restaurant Concepts of America, Inc.
Post Effective Amendment to S-l (333-160517)
Filed October 19, 2010

In response to your comment letter dated November 8, 2010, Restaurant Concepts of America, Inc. (the “Company,” “we,” and “us”) has the following responses:

General

1.           Your registration statement was initially declared effective September 25, 2009 with audited financial statements through August 31, 2008. Please confirm, if true, whether any sales have been made after June 25, 2010 under this registration statement. In this regard, we note that there have been no trades of your shares reported by the Over-the-Counter Bulletin Board as of November 7, 2010.

RESPONSE:

The Company confirms that no sales of the Company’s common stock have been made pursuant to the Company’s Registration Statement, to its knowledge from September 25, 2009 to the date of this correspondence letter.

Financial Statements

2.           Please amend your registration statement to provide audited financial statements through the end of your most recently completed fiscal year, or provide your analysis as to why you are not required to include such financial statements. In this regard, we note that you have not reported income from continuing operations before taxes since becoming a reporting company. See Rule 8-08(b) of Regulation S-X.

RESPONSE:

The Company has amended its Registration Statement to provide audited financial statements through the end of its most recently completed fiscal year as you have requested.

Sincerely,

/s/ John S. Gillies
John S. Gillies
Associate